CMA Master Money Trust
File Number: 811-21299
CIK Number: 0001186239
For the Period Ending: 3/31/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Government Securities Incorporated, for the year ended March 31, 2004.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

08/05/2003	$48,000	U.S. Treasury Note	1.50%	02/28/2005
08/15/2003	48,000	U.S. Treasury Note	1.50	07/31/2005
08/20/2003	48,000	U.S. Treasury Note	1.50	07/31/2005
08/29/2003	48,000	U.S. Treasury Note	2.00	08/31/2005
10/15/2003	100,000	Federal Home Loan Mtg	2.29	10/28/2005
10/20/2003	49,000	Federal Home Loan Mtg	2.41	11/04/2005
10/31/2003	16,039	FNMA Discount Note	1.075	01/21/2004
02/24/2004	984,000	Federal National Mtg Assoc	5.00	08/29/2005
02/24/2004	492,000	Federal National Mtg Assoc	5.00	09/06/2005